Via Facsimile and U.S. Mail
Mail Stop 4720

November 20, 2009

Raymond P. Warrell, Jr., M.D..
Chairman and Chief Executive Officer
Genta, Inc.
200 Connell Drive
Berkeley Heights, New Jersey

> **Re:** **Genta, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **File Number 000-19635**
>
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 6, 2009**

Dear Dr. Warrell:

We have reviewed your filings and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1.  We note that you have entered into license agreements with the University of Pennsylvania, Emisphere, Danichi Sankyo, and the National Institute of Health. Please revise your disclosure to disclose the material terms of your license agreements including amounts paid to date, aggregate milestone payments,

percentage range of royalties (such as "between 10 and 15 percent" or "low single digits") and term and termination provisions.  In addition, please file your license agreement with NIH as an exhibit to your filings.

We also note that your requests for confidential treatment with respect to the license agreements with University of Pennsylvania, Emisphere, and Danichi Sankyo were not subject to review.  Please note that we are typically willing to grant confidential treatment for individual royalty rates and specific milestones provided that royalty ranges and aggregate milestone are disclosed.

2.  We note that you have entered to an exclusive agreement with IDIS Limited in relation to the supply and distribution of Ganite and Genasense.  Please revise your disclosure to describe the material terms of this agreement including minimum purchase requirements, and term and termination provision.

    In addition, we note that you have redacted information from the IDIS agreement as filed with your Form 10-Q on May 8, 2007.  You are required to file a request for confidential treatment for an exhibit at the time that the redacted exhibit is filed.  Since you have not been granted confidential treatment for your agreement with IDIS, an unredacted copy of the agreement must be filed as an exhibit to your filings.  Please note that we will not be in a position to clear your filing until this agreement has been filed as an exhibit.

Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 6

Compensation Discussion and Analysis, page 7

3.  We note that you did not award cash incentive bonuses to named executive officers in 2008.  Please note that the process by which your cash incentive bonus is determined must be disclosed regardless of whether actual bonuses are awarded.  Please provide us with an example of proposed disclosure to be included in your 2010 proxy statement which includes:

    - Identification of each specific business objective used to determine the bonus payment for each NEO;
    - Identification of the threshold, target, and maximum levels of achievement; and
    - Discussion of how the level of achievement of each of objective will affect the actual bonuses to be paid.

    Your proposed disclosure should clearly describe each business objective as it applies specifically to the cash incentive bonus determinations for your NEOs.  To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.  Please also confirm that you will discuss the level of achievement of specific objectives in your 2010 proxy statement.

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provide any requested information.  Detailed letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions.  In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,


Jeffrey Riedler,
Assistant Director